Exhibit 99.3

TO:                                                                         All Partners

FROM:                                                     Scott Farmer

SUBJECT:                                 Rental Division Announcement

Partners —

I have some very exciting news to share with you. Cintas just signed an agreement to acquire G&K Services.  We sent out a press release at the same time this message was distributed (see attached release), so you will be seeing this news externally on any Cintas media alerts you have set up.  While our two companies have signed this agreement, the deal is still subject to the satisfaction of customary closing conditions, including the receipt of various approvals. Therefore we will continue to operate as separate companies until the merger is closed. Both Cintas and G&K want to close the deal as quickly as possible and we expect to close this deal within the next 4 to 6 months.

Cintas’ Management Team and Board of Directors have a deep level of respect for G&K Services, its long and impressive heritage and its employees.  G&K was established in 1902. The company went public in 1969 and has been very successful over the years.  We have been very impressed with G&K and we believe the merger will be a win for customers, employees and shareholders.

G&K has revenue of approximately $1.0 billion. We anticipate that the combined Rental revenue for Cintas and G&K will be close to $5.0 billion. This acquisition is the largest in our company’s history and it represents a significant investment by our shareholders to position Cintas for even greater growth, better customer service and success in the future.

•                  G&K has approximately 170,000 customers, which would allow our combined company to provide innovative products and caring service to over 1 million customers. Combining their great product offerings with Cintas’ will be a win for all customers.

•                  Cintas continues to grow and the merger with G&K will provide us with access to the available capacity at G&K’s approximately 50 full service plants and 100 branches across the US and Canada. This merger will improve our route density and employment opportunities. We will be able to add more routes. Additionally, customer stops on our existing routes will be closer together — which gives our SSRs even more time to provide outstanding service to those customers and results in significant cost savings that will be shared with our customers in the form of lower prices.

•                  Following completion of the merger and the integration of the two companies, we anticipate many synergies that will put us in an even better position than we are today to deliver outstanding service and value. This merger will allow us to improve efficiencies that will in turn allow us to improve both our value proposition and our service — leading to significant customer benefits.

I will continue to update you on the progress of this merger over the coming months.  It’s very important to remember that until the deal closes, Cintas and G&K are two separate companies and it is business as usual for both of us as we both strive to be as successful as possible.

I’m excited and very optimistic about the many opportunities that this deal will bring to both Cintas and G&K.  Our companies share a dedication to customers, employees/partners and shareholders, which will build a great foundation for a successful combination.

Partners, Cintas has so many exciting initiatives going on in addition to this merger. The future is looking very bright as we continue to help get our customers Ready for the Workday!

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Cintas’ Form 10-K under the heading  “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Cintas’ Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Cintas’ most recently filed reports with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Cintas’ and/or G&K’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; and the parties being unable to successfully implement integration strategies. While Cintas and/or G&K may elect to update forward-looking statements at some point in the future, Cintas and G&K specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Additional Information and Where to Find It

In connection with the proposed transaction, G&K intends to file a preliminary proxy statement on Schedule 14A with the SEC. G&K’S SHAREHOLDERS ARE ENCOURAGED TO READ THE PRELIMINARY PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN

IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement will be mailed to shareholders of G&K. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from G&K at its website, www.gkservices.com, or by contacting Jeff Huebschen at 952-912-5773.

Participants in Solicitation

Cintas and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Cintas’ participants is set forth in the proxy statement, filed September 4, 2015, for Cintas’ 2015 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed merger will be included in the proxy statement and other relevant materials to be filed with the SEC when they become available.